UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Oil and natural gas production in May

Rio de Janeiro, June 19, 2017 - Petróleo Brasileiro S.A. – Petrobras informs that its total oil and natural gas production in May was 2.80 million barrels of oil equivalent per day (boed), of which 2.68 million boed produced in Brazil and
120 thousand boed produced abroad.

The average oil production in the country was 2.18 million barrels per day
(bpd), a volume 3.9% higher than in April. This result is mainly due to production start on another project on May 17, in southern Lula field, in the
Santos Basin, through platform P-66; the resumed operations after maintenance stoppage on platforms P-37 (Marlim field in the Campos Basin) and FPSO Cidade de
Angra dos Reis (Lula field), as well as the startup of a new producing well in the Marlim Sul field, in the Campos Basin.

In May, natural gas production in Brazil, excluding the liquefied volume, was
78.9 million m³/d, 0.5% above the previous month.

Pre-salt production

In May, the oil and natural gas production operated by Petrobras (wholly-owned and partner shares) in the pre-salt layer, was 1.57 million boed, 5.1% above the volume achieved in the previous month. This result was mainly due to the production start at the Lula Sul project, through P-66, and the resumed operations of platform FPSO Cidade de Angra dos Reis after maintenance stoppage.

It is important to note that in comparison with May 2016, there was a 37%
increase in production from the pre-salt layer.

Oil and natural gas production abroad

In May, oil production in overseas fields was 65 thousand bpd, volume 1% higher than the previous month. This performance resulted mainly from the beginning of production on a new well in the Saint Malo field, in the USA.

Natural gas production was 9.3 million m³/d, 3% below the volume produced in
April 2017. This drop was mainly due to the lower demand for gas production in
Bolivia.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: June 19, 2017.	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer